Churchill Downs Incorporated

700 Central Avenue

Louisville, Kentucky 40208

February 24, 2010

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Churchill Downs Incorporated
Registration Statement on Form S-4
File No.: 333-164008

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Churchill Downs Incorporated, a Kentucky corporation (the “Company”), hereby requests that its Registration Statement on Form S-4 (File No. 333-164008) be declared effective at 5:00 p.m., Washington, D.C. time, on February 25, 2010, or as soon thereafter as practicable.

In connection with this request, the Company acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or the Commission’s staff (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Very truly yours,

CHURCHILL DOWNS INCORPORATED

By:	/s/ Rebecca C. Reed
Name:	Rebecca C. Reed
Title:	Senior Vice President and Secretary

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